FINANCIAL INSTITUTIONS BOND

ENDORSEMENT 6

This endorsement, effective from June 11th, 2007 to June 10th, 2008 both days inclusive (“Bond Period”), forms a part of Policy number 048132-006 issued to ABERDEEN GLOBAL INCOME FUND INC.

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

Item 1.	Name of Insured:	Aberdeen Global Income Fund Inc.

Item 2.	Address:	800 Scudders Mill Road, Plainsboro, NJ, 08543

Item 3.	Limit:	USD1,250,000 aggregate cost and expenses inclusive

Item 4.	Single Loss Limit:	USD1,250,000 aggregate cost and expenses inclusive
	Single Loss Deductible:	USD10,000 each and every claim

Item 5.	Liability is subject to Attachments: 1, 2, 3, 4, 5, 6, 7 and 8

Item 6:	Termination of Prior Bonds: N/A

Item 7:	Premium:	N/A

Section 1.1 Insuring Agreements.

A)	Fidelity.
Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

a)            to cause the Insured to sustain such loss: and
b)            to obtain financial benefit for the Employee and which in fact result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

B)	On Premises.
(1) Loss of Property resulting directly from
a)	robbery, burglary misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

b)	theft, false pretences, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the property is lodged or deposited within offices or premises located anywhere.
(2) Loss of or damage to
a)
furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief or

b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
i)	the Insured is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage, and
ii)	the loss is not caused by fire.

C)            In Transit.
Loss of Property resulting directly from robbery, common-law or statutory larceny, theft misplacement, mysterious unexplainable disappearance, being lost or made away with and damage thereto or destruction thereof, while the Property in transit anywhere in the custody of
a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
b)	a Transportation Company and being transported in an armoured motor vehicle, or
c)	a Transportation Company and being transported in a conveyance other than an armoured motor vehicle provided that covered Property transported in such manner is limited to the following:
i)	records, whether recorded in writing or electronically, and
ii)	Certificated Securities issued in registered from and not endorsed, or with restrictive endorsements, and
iii)	Negotiable Instruments not payable to bearer or not endorsed or with restrictive endorsements
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D)           Forgery or Alteration.
Loss resulting directly from

1)
Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

2)
transferring, paying or delivering funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorising or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer or the Insured or by any financial institution but which instructions or advices either bear a signature which is a

Forgery or have been altered without the knowledge and consent of such customer or financial institution.  A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

E)            Securities.
Loss resulting directly from the Insured having in good faith for its own account or for the account of others:

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:
(a)	Certified Security.
(b)	Deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property.
(c)	Evidence of Debt.
(d)	Instruction to a Federal Reserve Bank of the United States.
Or
(e)	Statement of Uncertified Security of any Federal Reserve Bank of the United States.
Which
(i)
bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery, or

(ii)	is altered, or,
(iii)	is lost or stolen:
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee or any items listed in (a) through (e) above:
(3)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (a) through (e) above which is counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

F)	Counterfeit Currency.
Loss resulting directly from the receipt by the Insured , in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

Section 1.2 General Agreements

A)           Nominees.
Loss sustained by any nominee organised by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

B)           Additional Officers or Employees – Consolidation, Merger or Purchase of Assets -Notice.
(1) If the Insured shall, while this binder is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

(2) If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of another institution, the Insured shall not have such coverage as is afforded under this bond for loss

a) occurring in the offices or premises of such other institution, or
b) caused by an employee or employees of such institution, or
c) arising out of the assets or liabilities acquired by the Insured as aresult of such consolidation merger or purchase or acquisition of assets or liabilities unless the Insured shall
i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and
iii)	upon obtaining said consent, pay to the Underwriter such additional premium as may be required.

C)	Representation of Insured.
The Insured represents that the information furnished in the application for this bond is complete, true and correct.  Such application constitutes part of this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

D)            Joint Insured.
If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds.  Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.  If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured.  Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond.  The liability of the Underwriter for loss which the Underwriter would have been liable had all such loss or losses been sustained by one Insured will not exceed the total limit contained in Item 3 of the schedule page.

E)	Notice of Legal Proceedings Against Insured – Election to Defend.
The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond.  Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part.  The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter.  The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond. If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured unless the policy otherwise provides for coverage of such fees, costs and expenses.
With respect to this General Agreement, subsection (b) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss.  In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

Section 1.3 Definitions

As used in this bond:
A)	Acceptance means a draft, which the drawee has, by signature written thereon, engaged to honour as presented.
B)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
C)	Certificated Security means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:
i)	represented by an instrument issued in bearer or registered form;
ii)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
iii)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
D)	Counterfeit means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.
E)	Employee means

i)
a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

ii)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
iii)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;
iv)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
v)
each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor.  (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12.  A Federal Reserve Bank or clearing house shall not be construed to be a processor; and

F)
Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

G)
Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

H)
Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt if the debt is not paid in accordance with its terms;

I)	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered;
J)
Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honour drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

K)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
L)	Negotiable Instrument means any writing
i)	signed by the maker or drawer; and
ii)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
iii)	is payable on demand or at a definite time; and
iv)	is payable to order or bearer.
M)	Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
N)	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing;
i)	a description of the issue of which the Uncertificated Security is a part;
ii)
The number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

iii)	the name and address of the registered owner and registered pledge;
iv)
a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

v)
the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

O)	Transportation Company means any organization, which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
P)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
i)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer:
ii)	of a type commonly dealt in on securities exchanges or markets and
iii)	each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
Q)
Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

Conditions and Limitations

Section 2.  Exclusions.  This bond does not cover:

A)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement (A), (D) or (E);
B)
loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

C)
loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

D)
loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E)
loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements (A), (D) or (E);

F)	loss resulting from any violation by the Insured or by any Employee
1)	of any law regulating (i) the issuance, purchase or sale of securities (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or
2)
of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations:

G)
loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

H)
loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the Property;

I)
loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A).

J)
damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).  For the purposes of this exclusion “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

K)	Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
1)	in obtaining credit or funds, or
2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

3)
in gaining access to point of sale terminals; customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

L)
loss involving automated mechanical devices, which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A).

M)	loss through the surrender of property away from an office of the Insured as a result of a threat

1)
to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

2)	to do damage in the premises of property of the Insured, except when covered under Insuring Agreement (A)
N)
loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account,  unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A):

O)	loss involving items of deposit, which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A):
P)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F):
Q)
loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically covered by other insurance of any kind and in any amount obtained by the Insured,

R)	Loss of property while
1)	in the mail, or
2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
S)	Potential income, including but not limited to interest and dividends, not received by the Insured or by any customer of the Insured:
T)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond:
U)	all fees, costs and expenses incurred by the Insured
1)	in establishing the existence of or amount of loss covered under this bond, or
2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond:
V)	indirect or consequential loss of any nature:
W)	loss involving any Uncertified Security except an Uncertified Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A):
X)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage,

real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character:
Y)	loss resulting directly or indirectly from any actual or alleged representing advice, warranty or guarantee as to the performance of any investments:
Z)
loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Section 3.

This bond applies to loss discovered by the Insured during the Bond Period.  Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true would constitute a loss under this bond.

Section 4.

A)	Aggregate Limit of Liability.
The Underwriter’s total liability for all losses discovered during the Bond Period shown in the first paragraph of Endorsement 6 shall not exceed the Aggregate Limit of Liability shown in item 3 of the Declarations.  The aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)
The Underwriter shall have no obligation under General Agreement F to continue the defence of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defence at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.  In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability of USD1,250,000.

B)	Single Loss Limit of Liability.
Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss of Liability shown in item 4 of the Declarations.

If a single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

C)	Single Loss Defined.
Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b)
any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

Section 5. Notice/Proof – Legal Proceedings Against Underwriter.

A)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
B)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn, with full particulars.
C)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
D)
Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

E)
If any limitation in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

F)	This bond affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

Section 6. Valuation

A)            Currency, Exchange Rate
Any loss, or loss payable in money, shall be paid, at the option of the Insured, in the Money of the Country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

B)	Securities.
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement.  However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities.  In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof.  If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be deemed by agreement or arbitration.
If the applicable coverage of this bond is subject to a deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value to the amount of such applicable coverage.

C)	Books of Accounts and Records.
In case of loss of, or damage to, books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other material plus the cost of labour for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

D)	Property other than Money, Securities or Records.
In case of loss of, or damage to, any Property other than Money, securities, books or account or other records, or damage covered under Section 1.2 Insuring  Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Section 1.2 Insuring Agreement (B)(2).  The Underwriter may, as its election, pay the actual cash value of, replace or repair such property.  Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

E)            Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under
Section 1.2 Insuring Agreement (A).

Section 7. Assignment-Subrogtation-Recover-Cooperation.

A)
In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

B)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefore against any person or entity to the extent of such payment.
C)
Recoveries, whether effected by the Underwriter or by the Insured shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount.  Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

D)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

1)	Submit to examination by the Underwriter and subscribe to the same under oath; and
2)	Produce for the Underwriter’s examination all pertinent records, and
3)	Cooperate with the Underwriter in all matters pertaining to the loss

E)
The Insured shall execute all papers and render assistance to secure the Underwriter the rights and causes of action provided for herein.  The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

Section 8. Limit of Liability under this Bond and Prior Insurance.

With respect to any loss set forth in Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss there under is discovered, the total liability of the Underwriter under this bond and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount owed to the Insured under such other bonds or policies, as limited by terms and conditions thereof, for any such loss if the latter amount be the larger.
If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered o n account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

Section 9. Other Insurance or Indemnity.

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

Section 10. Ownership

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable.  This bond shall be for the sole use and benefit of the Insured named in the Declarations.

Section 11. Deductible Amount.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable thereof, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

Section 12. Termination or Cancellation.

This bond terminates as an entirety upon occurrence of any of the following: -(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (a), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

Notwithstanding anything to the contrary contained in this Section 12, this Bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than 60 days prior to the effective date of cancellation, termination or modification.

Attachment 1:

It is agreed that:

1.	Section 1. (a), Definition of Employee is deleted in its entirety and replaced with the following:
(a)	“Employee” means

(1)	any of the Insureds officers or employees while performing services for the Insureds offices, and

(2)
any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)
attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insureds offices, and

(5)
directors or trustees of the Insured but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the Insured, and

(6)
any individual or individuals assigned to perform the usual duties of an employee within the premises for the Insured, by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured,

(8)	any employee or any partner of any named Insured,

 All other terms and conditions remain unaltered.

Attachment 2:

It is agreed that:

1)
The attached bond shall not be cancelled or terminated as provided in Section 12, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty days prior to the effective date of such cancellation, termination or modification.

All other terms and conditions remain unaltered.

Attachment 3:

It is agreed that:

a.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)  entry of data into, or
(2)  change of data elements or programs within

the Insured’s proprietary Computer System or a Computer System listed in b below; provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,
(b)	An account of the Insured, or of its customer, to be added, deleted, debited or credited
Or
(c)	an unauthorized account or a fictitious account to be debited or credited.

b.	As used in this rider, Computer System means

i)	computers with related peripheral components, including storage components, wherever located,
ii)	systems and applications software,
iii)	terminal devices,
iv)	related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

c.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
i)	loss resulting directly or indirectly form the theft of confidential information, material or data; and
ii)
loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

d.
The coverage afforded by this rider applies only to loss discovered by the Insured during the period this rider is in force.  The first sentence of Section 3 of the attached bond does not apply to this Insuring Agreement.

e.
All loss or series of losses involving fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss.  A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

f.	The Single Loss Limit of Liability and Retention for the coverage provided by this rider shall be:

Limit	Retention
$1,250,000	$10,000

    it being understood, however, that such liability shall be part of and not in addition to the Aggregate Limit of Liability stated in Item 3 of the Declarations of the attached
    Bond.

g.
the Underwriter shall be liable hereunder for the amount by which Single Loss exceeds the Deductible Amount in item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.

h.
Coverage under this rider shall terminate upon termination or cancellation of the bond to which this rider is attached.  Coverage under this rider may also be terminated or cancelled without cancelling this bond as an entirety

i)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel; coverage under this rider, or
ii)	Immediately upon receipt be the Underwriter of a written request form the Insured to terminate or cancel coverage under this rider.

All others terms and conditions remain unaltered.

Attachment 4:

It is agreed that:

1.
In consideration of the annual premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

(a)
for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any Authorized Representative of such depositor, or

(b)	for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any Authorized Representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $5,000 for each and every loss.

(2)	the Underwriters Liability under this rider shall be limited to $100,000 for any one loss and in all during each policy year, subject to a $100,000 Annual Aggregate.

(3)	the term “Policy Year” as used in this rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

All others terms and conditions remain unaltered.

Attachment 5:

COVERAGE FOR UNCOLLECTABLE ITEMS OF DEPOSIT

It is agreed that:

Coverage will be afforded for loss resulting from payments of dividends or fund shares, or withdrawals permitted form any, customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or
Loss resulting from any Item of deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.
This insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit.  Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).
It is further understood and agreed that the Limit of Liability for this endorsement shall be $100,000 and the per claim deductible shall be $5,000.

All others terms and conditions remain unaltered

Attachment 6:

It is agreed that:

1.	The following is inserted Section 1.1 Insuring Agreement (G) of the Financial Institutions Bond.

Audit Expense. Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”, it being understood however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this Insuring Agreement (G) shall be part of and not in addition to the Single Loss of Limited Liability stated in Item 3 of the declarations.

Audit Expense Coverage    $100,000            Retention     $5,000

2.                 The following paragraph is substituted for Section 2(d):

(d)
loss resulting directly or indirectly from any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except (i) when performing acts coming within the scope of the usual duties of an Employee, or (ii) while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.                The following paragraph is substituted for Section 2(U):

(u)        all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the Insuring Agreement (G) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.             The following paragraph is added as (g) of Section 5:
If the Insured is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home

Loan Bank is empowered to give notice of the loss to the Underwriter within the period limited therefore.

5.             The following is added as the final paragraph of Section 12:

If the Insured is an institution insured by the Federal Savings and Loan Insurance Corporation, termination or cancellation of this bond in its entirety, whether by the Insured or the Underwriter, as provided in parts (a) and (b) in the first paragraph of Section 12, shall not take effect prior to the expiration of ten days from the receipt by the Federal Home Loan Bank of which the Insured is a member of written notice of such termination or cancellation unless an earlier date of termination or cancellation is approved by said Federal Home Loan Bank.

All others terms and conditions remain unaltered

Attachment 7:

It is agreed that:

The attached bond is amended to include the following as Section 1.1 Insuring Agreement (H):

Unauthorized Signatures.
Loss resulting directly from the Insured having accepted, paid or cashed and check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account it shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

The Limit of Liability on this Insuring Agreement (H) is $100,000 subject to a deductible of $5,000.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms,     limitations, conditions or agreements of the attached policy other than as above stated.

All others terms and conditions remain unaltered.

Attachment 8:

It is agreed that:

1.              The attached bond is amended by adding the following as Section 1.1 Insuring Agreement (I):

Voice Initiated Funds Transfers.
Loss resulting directly from the Insured having transferred any funds on the faith of any voice initiated funds transfer instructions directed to the Insured authorizing the transfer of funds in a customer’s account to other financial institutions for credit to persons designated by the customer, and which instructions were made over the telephone to those employees of the Insured specifically authorized to receive said instructions at the Insured’s offices, and fraudulently purport to have been made by a person authorized and appointed by a customer to request by telephone the transfer of such funds, but which instructions were not made by said customer, or by any officer, director, partner or employee of said customer, or were fraudulently made by an officer, director, partner or employee of said customer whose duty, responsibility or authority did not permit him to make, initiate, authorize or validate or authenticate customer voice initiated transfer instruction, which fraudulent acts were committed by said person who intended to cause the Insured, or the customer, to sustain such loss and to obtain personal financial benefit for such person or another person or entity.

Proof of loss filed as direct result of claims arising from voice instructions or advices covered under this Insuring Agreement must include electronic recordings of such voice instructions or advices.  Electronic recording must also include call beck verification of such voice instruction.

Special Definition

“Customer” a used in this Insuring Agreement (I) means any corporate, partnership or trust customer or similar business entity, which has a written agreement with the Insured for customer voice, initiated funds transfers.

The Underwriter’s total liability under this Insuring Agreement (I) shall be limited to $1,250,000 each and every loss and $1,250,000 in the aggregate, it being understood, however, that such liability is part of and not in addition to the limits of liability stated in Sections 3 and 4 of the Declarations, and is subject to an each and every loss deductible of $10,000.

All other terms and conditions remain the same.

Attachment 9:

It is agreed that:

1.             The attached bond is amended to include the following as Section 1.1 Insuring agreement (J):

Loss and costs directly arising from larceny and embezzlement, covering each officer and employee of the Insured, who may singly, or jointly with others, have access to securities or funds of the Insured, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

All other terms and conditions remain the same.